

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 7, 2011

<u>Via E-Mail</u>
Qingtao Xing
President and Chief Executive Officer
Shiner International, Inc.
19/F, Didu Building, Pearl River Plaza, No. 2 North Longkun Road
Haikou, Hainan Province, China 570125

> **Re: Shiner International, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 23, 2011**
> **File No. 333-172455**

Dear Mr. Xing:

        We have reviewed your registration statement and response letter dated June 23, 2011 and have the following comment.

<p align="center"><u>Form 10-K/A for the Fiscal Year Ended December 31, 2010</u></p>

<u>Consolidated Financial Statements, page 53</u>

<u>Note 13 – Segment Information, page F-19</u>

1.   We note your response to comment three of our letter dated June 17, 2011. In order to help us more clearly understand your response, please provide us with the financial information/reports your CODM uses to evaluate the company and/or demonstrate to us that the gross margin of your tobacco film, coated film and color printing product operating segments are similar. These reports should be provided for the years ended December 31, 2009 and 2010, and for the interim period ended March 31, 2011.

        You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via E-Mail</u>
       Jacquelyn A. Hart, Esq.
       Stevens & Lee, P.C.
       111 N. Sixth Street
       Reading, PA 19603